EXHIBIT 21

SUBSIDIARIES OF MARINE PRODUCTS CORPORATION

NAME	STATE OF INCORPORATION

Chaparral Boats, Inc.	Georgia

Chaparral Marine Inc.	Georgia

Robalo Acquisition Company, LLC	Georgia

Marine Products Investment Company, LLC	Delaware